May 18, 2006

Room 4561

Mr. Eric N. Smit
Chief Financial Officer
eGain Communications Corporation
345 E. Middlefield Road
Mountain View, CA 94043

> **Re: eGain Communications Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2005**
> **Filed September 28, 2005**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2005**
> **Filed November 14, 2005**
> **Form 8-K Filed February 8, 2006**
> **File No. 000-30260**

Dear Mr. Smit:

    We have completed our review of the filings above and do not, at this time, have any further comments.

                Sincerely,

                Brad Skinner
                Accounting Branch Chief